Contact

www.linkedin.com/in/marc-fratello-
a28705 (LinkedIn)

Top Skills

Strategic Planning

Start-ups

Enterprise Software

Marc Fratello

Business Development Marxent Labs

Tampa, Florida, United States

Summary

I have worked in the technology industry for 30 years. I'm dedicated
to delivering an excellent experience to our stakeholders; superb
customer service for our customers, a more than adequate return
on investment for my equity partners and an opportunity to grow and
thrive for our employees.

Experience

3D Cloud™ by Marxent
Business Development
January 2018 - Present (5 years 9 months)
Tampa/St. Petersburg, Florida Area

Responsible for Business Development

Trucks.com
Managing Director
January 2022 - Present (1 year 9 months)
United States

That's Us
Chairman of the Board of Directors
September 2010 - Present (13 years 1 month)

That's Us Technologies is the parent company of wholly-owned subsidiaries
including AuctionSound, LLC. (AuctionSound.com), LotVantage, LLC.
(LotVantage.com) and EstateVantage, LLC (EstateVantage.com) all of which
specialize in providing inventory posting tools for Amazon, Craigslist, eBay,
Backpage, etc.

Kliken
Board Member
January 2012 - Present (11 years 9 months)
Tampa/St. Petersburg, Florida Area

Kliken is the leading online marketing platform for small business. We provide
simple but powerful tools to allow our customers to advertise efficiently and

effectively on Google, Bing, Yahoo, Facebook, and all other online media. We are growing by over 45,000 customers per month and currently help 300,000 customers who are using our platform.

SOE/Scytl
CEO of SOE and General Manager of North America
January 2012 - January 2014 (2 years 1 month)

Responsible for running all of North American operations with offices in US and Canada. Scytl, the world's foremost election modernization company has spearheaded internet voting around the world. Member Board of Directors of Scytl since January 2013.

SOE Software
CEO and Founder
September 2002 - January 2012 (9 years 5 months)
Tampa, F

Founder, CEO and Chairman of the Board of company that created the market for software productivity tools for the public sector and specifically election entities.

PowerCerv
CEO and Founder
1992 - 2002 (10 years)

Founder and CEO of ERP/CRM software company that was the first to integrate the front office (CRM) with the back office (ERP) software tools. Took public in 1996 (PCRV on Nasdaq) and raised $52 million in an oversubscribed offering. Won Entrepreneur of the Year for Inc Magazine in 1996. Sold company in 2002.

SBT Accounting
Board Member
1998 - 2000 (2 years)

Education

The Wharton School
MBA, Finance · (1989 - 1991)

Franklin & Marshall College
Bachelor of Science (BS), Accounting · (1974 - 1978)